Exhibit 3.8

Appendix A

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF MULTICELL TECHNOLOGIES, INC.

MultiCell Technologies, inc. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), Does Hereby Certify:

First: The name of the Corporation is MultiCell Technologies, Inc.

Second: The date of filing of its original Certificate of Incorporation with the Secretary of State of Delaware was April 28, 1970. The corporation was initially incorporated under the name Exten Ventures, Inc.

Third: This Certificate of Amendment amends certain provisions of the Certificate and has been duly adopted by the Board of Directors of the Corporation acting in accordance with the provisions of 242 of the DGCL, and further adopted in accordance with the provisions of Sections 211 and 242 of the DGCL by the stockholders of the Corporation and shall become effective on Wednesday, May 18, 2005 at 5:00 p.m. EDT.

Fourth: Article Fourth of the Certificate shall be amended to read in its entirety as follows:

"The total number of shares of stock which this Corporation shall have authority to issue is 201,000,000 shares, of which 200,000,000 shares are Common Stock of $0.01 par value per share, and 1,000,000 shares are Preferred Stock of $0.01 par value per share. The aggregate par value of all such shares having value is $2,010,000.00. Upon the filing of this Certificate of Amendment, every five (5) shares of Common Stock outstanding shall be combined into one (1) share of Common Stock; provided however, that the Corporation shall issue no fractional shares of Common Stock, but shall instead pay to any stockholder who would be entitled to receive a fractional share as a result of the actions set forth herein a sum in cash equal to the fair market value of the shares constituting such fractional share based upon the closing sales price of the Corporation's Common Stock as reported on the Over the Counter Bulletin Board as of the date this Certificate of Amendment is filed with the Secretary of the State of Delaware.

The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series."

In Witness Whereof, MultiCell Technologies, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer as of May 18, 2005.

MultiCell Technologies, Inc.

By: _______________________________________________
W. Gerald Newmin Chief Executive Officer